EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”), made by and between RBC BlueBay Enhanced Income Fund, a Delaware statutory trust (the “Trust”), and RBC Global Asset Management (U.S.) Inc., a Minnesota corporation (“RBC GAM”), is effective as of March 20, 2026.

R E C I T A L S

WHEREAS, the Trust is registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”) and will operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act, and RBC GAM is registered as an investment adviser under the Investment Advisers Act of 1940; and

WHEREAS, the Trust includes the classes identified on Schedule A; and

WHEREAS, the Trust and RBC GAM have entered into an investment advisory agreement (the “Advisory Agreement”) pursuant to which RBC GAM provides advisory services to the Trust for compensation based on the value of the average daily net assets of the Trust; and

WHEREAS, the parties have determined that it is appropriate and in the best interests of the Trust and its shareholders to maintain the expenses of the Trust at levels below the level to which the Trust may otherwise be subject; and

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.  Expense Limitation.

1.1  Fund Operating Expenses: Excess Amount. To the extent that the “Annual Fund Operating Expenses” incurred by the Trust in any fiscal year, but excluding brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies, extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification, other expenses not incurred in the ordinary course of the Trust’s business and fees and expenses incurred indirectly by the Trust as a result of investment in shares of another investment company (“Fund Operating Expenses”), exceed the Operating Expense Limit (as defined in Section 1.2 below), RBC GAM shall be obligated to reimburse the Trust for such excess amount (the “Excess Amount”).

1.2.  Operating Expense Limit. The Operating Expense Limit shall be the amount, expressed as a percentage of the average daily net assets of the Trust, set forth in Schedule A (the “Operating Expense Limit”).

1.3.  Method of Computation. To determine RBC GAM’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Trust shall be annualized. If the annualized Fund Operating Expenses for any day exceeds the Operating Expense Limit, RBC GAM shall remit to the Trust an amount that, together with any offset of waived or reduced advisory fees is sufficient to pay that day’s Excess Amount. The Trust may offset amounts owed to it pursuant to this Agreement against the fees payable to RBC GAM pursuant to the Advisory Agreement.

1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the services fees waived or reduced and other payments remitted by RBC GAM to the Trust with respect to the previous fiscal year shall equal the Excess Amount.

2.  Recoupment of Fee Waivers and Expense Reimbursements.

 2.1.  Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses for that day are less than the Operating Expense Limit, RBC GAM shall be entitled to recoup from the Trust the services fees waived or reduced and other payments remitted by RBC GAM pursuant to Section 1 of this Agreement (the “Recoupment Amount”) during the applicable time period noted in Schedule A hereto (the “Recoupment Period”), from the date on which the fee was waived or expense was paid, to the extent that the Trust’s annualized Fund Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in the applicable Schedule, provided that such amount paid to RBC GAM will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped. In addition, fees waived or expenses paid previously cannot be recouped solely because of a subsequent increase in the Trust’s operating expense limit.

2.2.  Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses for the prior fiscal year (including any recoupment payments permitted under this Agreement) do not exceed the Operating Expense Limit.

3.  Term and Termination of Agreement. This Agreement shall initially continue in effect until such date indicated in Schedule A, and shall continue in effect from year to year thereafter, unless and until revised or terminated as described below. RBC GAM may revise or terminate the Agreement at the expiration of any one-year period by notifying the Trust of its intention to revise or terminate the Agreement at least thirty (30) days prior to the end of the one-year period. This Agreement may also be revised or terminated by the Board, if the Board consents to a revision or termination as being in the best interests of the Trust. In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement, unless such termination occurs in connection with a transfer of a relationship to an affiliate of RBC GAM.

4.  Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

5.  Interpretation: Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

6.  Amendments. This Agreement may be amended only by a written agreement signed by each of the parties. For the avoidance of doubt, any amendment which solely replaces any schedule hereto shall supersede and replace the previous schedule.

7.  Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all previous agreements and/or understandings of the parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the date first written above.

RBC BLUEBAY ENHANCED INCOME FUND

By:	/s/ Kathleen Hegna

Name:	Kathleen Hegna
Title: Treasurer and Chief Financial Officer

RBC GLOBAL ASSET
MANAGEMENT (U.S.) INC.

By:	/s/ Brandon Lew

Name: Brandon Lew
Title: President and Chief Financial Officer

Schedule A

Class A	Class I	Class T	Initial Term Through	Recoupment Duration
2.60%	2.35%	3.10%	January 31, 2027	36 months